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                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                                  P.O. Box 2065
                         S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005
                                                                  August 7, 2000

                           OFFER TO PURCHASE UNITS OF
                    SHELTER PROPERTIES I LIMITED PARTNERSHIP
                          FOR $ 835.00 PER UNIT IN CASH


Dear Limited Partner:

     We have begun a tender offer to purchase units in your partnership for $
835.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 5, 2000, unless otherwise extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer. This will be the only offer we will make to buy your units this year. As with any investment decision, there are benefits and detriments to you from accepting or declining our offer.

     If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. Although the general partner believes our offer is fair, the general partner also believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.



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     Since our last tender offer in November 1999, the Partnership distributed $
112.00 per unit in cash, which, if added to our tender offer price of $ 835.00 per unit, results in total payments to you of $ 947.00 per unit.

     The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, our affiliates will still receive fees for managing the Partnership and its properties.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto. The signed letter of transmittal and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 or by overnight courier service or by hand at 111 Commerce Road, Carlstadt, New Jersey 07072--Attention: Reorganization Department.

     If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.


                                       Very truly yours,


                                       AIMCO PROPERTIES, L.P.

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